Exhibit 99.B(h)(xxxix)

FORM OF

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT is entered into as of the 30th day of December 2016, by and between POLEN CAPITAL MANAGEMENT, LLC (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf of Polen International Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, “class-specific fees and expenses” (defined below) and “Acquired Fund” fees and expenses (as defined in Form N-1A), do not exceed the levels described below.  Class-specific fees and expenses are distribution expenses, transfer agency expenses, expenses of preparation, printing and mailing, prospectuses, statements of additional information, proxy statements and reports to shareholders, and organizational expenses and registration fees, identified as belonging to a particular class of the Trust;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that from the commencement of the operations of the Fund through August 31, 2018, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, any class-specific fees and expenses and “Acquired Fund” fees and expenses do not exceed 1.10% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a three (3) year period following the date of such fee waiver and/or expense reimbursement. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement.

Term.  This Agreement shall terminate on August 31, 2018, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

POLEN CAPITAL MANAGEMENT, LLC

By:
Name:	Stan Moss
Title:	Chief Executive Officer

FUNDVANTAGE TRUST, on behalf of the Fund

By:
Name:	Joel L. Weiss
Title:	President and Chief Executive Officer